Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

May 15, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on May 15, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

May 15, 2025

SCHEDULE “A”

DIGI POWER X REPORTS 65% INCREASE IN Q1 2025 REVENUE OVER PRIOR QUARTER WITH NO LONG-TERM DEBT

Miami, FL – May 15, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), a vertically integrated power infrastructure company focused on developing cutting-edge data centers for high-performance computing, is pleased to provide a summary of the Company’s unaudited financial results for the three-month period ended March 31, 2025 (all amounts in U.S. dollars, unless otherwise indicated), and a 2025 year-to-date update on operations. The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the three-month period ended March 31, 2025, have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR+ at www.sedarplus.ca and are also available on the SEC’s EDGAR website at www.sec.gov/edgar.

Highlights for Q1 2025 are as follows:

●	Revenue of $9.3 million, up 65% as compared to the fourth quarter of 2024, as the Company continued to diversify its revenue verticals through its colocation agreements and the sale of energy;

●	Digi Power X’s colocation vertical grew by 256% to $5.1 million (Q4 2024: $1.4 million);

●	The Company’s sale of energy vertical increased by 155% to $3.4 million (Q4 2024: $1.3 million);

●	Positive EBITDA* of $0.5 million, marking a return to operational profitability as compared to the fourth quarter of 2024;

●	Net loss narrowed to ($1.7 million), a 63% improvement compared to ($4.6 million) in Q4 2024;

●	Digital assets increased by 51% from Q1 2024 to $4.4 million;

●	First quarter 2025 capital expenditures and energy deposits totaled $3.8 million, focused on Tier 3 data center development and infrastructure.

●	No long-term debt.

Michel Amar, Chairman and CEO, stated:

“With $9.3 million in quarterly revenue, positive EBITDA, nearly $10 million in liquidity, and zero long-term debt, Digi Power X is executing from a position of strength. Our strategically optimized approach—owning our sites, developing Tier 3 modular AI facilities, and collaborating with global leaders—sets the stage for long-term growth and operational excellence.”

Significant Infrastructure Development

Digi Power X owns 100% of the sites where it operates and develops, providing long-term control over all its core assets. The Company is actively building a bespoke vertical Tier 3 AI data center solution, purpose-engineered for next-generation NVIDIA B200 and GB200 workloads.

The infrastructure is being developed in collaboration with a world leader in AI data center logistics, combining advanced GPU architecture with high-efficiency cooling, dual power path redundancy, and density-optimized layouts. These designs position the Company to deliver scalable, energy-optimized AI infrastructure to enterprise and institutional customers.

To support this initiative, US Data Centers Inc., a wholly owned subsidiary of Digi Power X, is dedicated to developing the Company’s AI modular data center platform, enabling rapid deployment and vertical integration of Tier 3-compliant AI environments across North America.

Outlook

The total value of coins mined at the Company’s facilities between self-mining and colocation agreements, coupled with the sale of energy, represented an approximate value of $12.1 million in the first quarter of 2025. Assuming Bitcoin prices remain at current levels or rise further, the Company expects that its revenues will continue to grow in 2025, supported by rising demand for AI compute infrastructure, disciplined capital deployment, and the Company’s proprietary Tier 3 modular data center strategy. Digi Power X anticipates bringing additional power online during 2025. The Company is actively pivoting into Tier 3 AI data centers through the creation of its U.S. Data Center subsidiary, a move expected to provide its shareholders with value through 2025 and into 2026.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that is developing cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Digi Power X Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining and data center operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and the Company’s Annual Report filed on www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward, including the redevelopment of its facilities to enable the Company to utilize its existing power capacity to serve the HPC and AI industries; the Company’s ability to profitably pursue its data center development strategy on a timely basis or at all; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

* EBITDA – NON-IFRS MEASURE

EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and in the table below.

The following table provides a reconciliation of net income to EBITDA for the three-month periods ending March 31, 2025:

	Three months ended
	2025	2024
	$	$
Income (loss) before other items	(1,688,532)	4,844,148
Taxes and Interest	(6,923)	60,491
Depreciation	2,172,791	3,951,251
EBITDA	477,336	8,855,890

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